Exhibit 99.1

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : + 33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel. : + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Vietnam: Oil discovery on offshore Block 15-1/05
Paris, 23 November, 2009 - Total announces that its subsidiary, Total E&P Vietnam, and its partners on Block 15-1/05, have discovered oil in the Lac Da Nau prospect, located in the southern part of the block in the Vietnamese offshore.
15-01/05 LDN-1X exploration well is the first well drilled and the first discovery made on Block 15-01/05. It is located 110 kilometers to the East of Vung Tau, about 65 kilometers off the coast, and was drilled in a water depth of 45 meters. The well produced 4,200 barrels per day of 44 API° oil during tests performed in the basement.
Phu Quy Petroleum Operating Exploration and Production Company Limited, a subsidiary of Petrovietnam Exploration and Production Corporation, is the Operator of Block 15-1/05 with a 40% stake. The other partners on Block 15-1/05 are Total E&P Vietnam (35%) and SK Energy (25%).
Total Exploration & Production in Vietnam
In addition to its 35% participation in Block 15-1/05, Total signed in March 2009 a production sharing contract with Petrovietnam for Blocks DBSCL-02 and DBSCL-03. Located in the Mekong delta region, these onshore blocks are held by Total (75%, Operator) and Petrovietnam Exploration and Production Corporation (25%).
Total Exploration & Production in Asia - Pacific
Total’s share of production in the Asia-Pacific region averaged 246,000 barrels of oil equivalent per day in 2008, accounting for 11% of the Group’s total output and close to 50% of its liquefied natural gas (LNG) output. Present in Indonesia, Total has operated the Mahakam Block since 1970 and is one of the country’s leading producers of natural gas. The Group also produces gas in Thailand, Myanmar and the Sultanate of Brunei.
Total diversified its assets with the acquisition of interests in a number of exploration licenses in Australia, Malaysia and Vietnam. It has a 24% interest in Australia’s Ichthys LNG project, in partnership with INPEX, and has signed a production sharing contract with China National Petroleum Corporation to study the natural gas resources of the South Sulige Block in China.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com